Exhibit 99.1

July 15, 2022

●	Nova Scotia Securities Commission	●	Securities Commission of Newfoundland and Labrador
●	Alberta Securities Commission	●	Saskatchewan Financial and Consumer Affairs Authority
●	Manitoba Securities Commission	●	New Brunswick Financial and Consumer Services Commission
●	Ontario Securities Commission	●	British Columbia Securities Commission
●	Superintendent of Securities, Prince Edward Island	●	Superintendent of Securities, Nunavut
●	Superintendent of Securities, Northwest Territories	●	Superintendent of Securities, Yukon Territory

RE: Intercure Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	September 15, 2022
Record date for notice:	August 11, 2022
Record date for voting:	August 11, 2022
Beneficial ownership determination date:	August 11, 2022
Securities entitled to notice:	Ordinary Shares
Securities entitled to vote:	Ordinary Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1	Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM